ARMLOGI HOLDING CORP.

December 15, 2023

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Joanna Lam
Raj Rajan
Michael Purcell
Kevin Dougherty

Re:	Armlogi Holding Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 9, 2023
File No. 333-274667

Ladies and Gentlemen:

This letter is in response to the letter dated November 21, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Armlogi Holding Corp. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comment in this response. An amended Registration Statement on Form S-1 (the “Amended Registration Statement No. 2”) is being filed to accompany this letter.

Cover Page

1. We note you disclose that the Representative’s Warrants are exercisable during the five year period from the commencement of sales of the offering, which appears consistent with Section 2(g) of your Form of Underwriting Agreement filed as Exhibit 1.1. However, you disclose on page 75, in your Fee Table Exhibit, and in your Form of Representative’s Warrant Agreement attached as Exhibit B to your underwriting agreement, that the Warrants have an initial exercise date beginning from six months following the date of the commencement of sales of this offering. Please revise to clarify these conflicting disclosures and consistently disclose the initial exercise date.

In response to the Staff’s comments, we revised our disclosure on page 80 of the Amended Registration Statement No. 2, our Fee Table Exhibit, and our Form of Representative’s Warrant Agreement, to clarify that the Representative’s Warrants are exercisable during the five-year period from the commencement of sales of the offering.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Aidy Chou
Name:	Aidy Chou
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC